Exhibit 99.24
STUDENT TRANSPORTATION ANNOUNCES
FISCAL 2011 FIRST QUARTER RESULTS
Barrie, ON (November 11, 2010) — Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) today reported financial results for the first quarter of fiscal year 2011, ended September 30, 2010. All financial results are reported in U.S. dollars except as otherwise noted.
“The first quarter operating results for fiscal year 2011 were in line with our internal expectations and reflect the continued momentum of the growth secured during the full 2010 fiscal year,” said Patrick J Walker, Chief Financial Officer. “As previously stated, we have already booked growth of 7 per cent to 8 per cent in annualized school bus transportation revenue for the current fiscal year including the new organic growth secured for the current fiscal year.” Revenue during the first quarter is historically lower as schools are not in session during the summer months, and the Company historically has incurred operating losses and negative cash flows during the first quarter of the fiscal year.
Revenue for the first quarter of fiscal year 2011 increased to $43.1 million, from $37.4 million and EBITDAR* improved to ($0.1) million from ($1.6) million for the same period last year. STI’s first quarter results are heavily weighted by the seasonality of the school bus industry.
STI reported a net loss of ($5.8) million or ($0.10) per common share for the first quarter of fiscal year 2011. Net loss for the first quarter of the prior fiscal year was ($3.0) million or ($0.05) per common share. The increase in net loss for the first quarter of fiscal year 2011 is primarily attributable to lower unrealized gains on currency hedging contracts resulting from the continued strength of the Canadian dollar and on some higher non cash compensation expense related strictly to the timing of annual share grants under the Company’s employee equity incentive plan approved by shareholders, which were partially offset by the improvement in operating results.
“We have seen improvement again on the cost side in our operations and our start-ups for the current school year were smooth and successful. We will continue to work the near term growth opportunities in our pipeline that could add further year over year growth during the remainder of fiscal 2011,” added Mr Walker.

Reconciliation of Net Income and EBITDAR

	Three Months Ended
(Amounts in 000’s)	9/30/10	9/30/09
Net income (loss)	$(5,828)	$(3,003)

Add back:
Recovery of income taxes	(3,419)	(1,740)
Other loss (income), net	(154)	537
Unrealized (gain) loss on derivative contracts	(1,170)	(4,820)
Non-cash stock compensation	2,147	500
Interest expense	3,120	2,468
Amortization expense	897	671
Depreciation and depletion expense	3,429	3,252
Operating lease expense	847	536

EBITDAR	$(131)	$(1,599)

STI’s interim financial statements, notes to interim financial statements and management’s discussion and analysis are available at www.sedar.com or at the Company’s website at www.rideSTA.com.
Profile
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
* Non-GAAP Measures
EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring STA’s performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STA’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and CEO
(732) 280-4200
Patrick J. Walker
Executive VP and CFO
(732) 280-4200
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com